Exhibit 99.2

6190 Agronomy Road, 6th Floor Vancouver, B.C. V6T 1Z3	Tel: 604-677-6905 Fax: 604-677-6915

FOR IMMEDIATE RELEASE    NASDAQ: CRME   TSX: COM

CARDIOME ANNOUNCES POSITIVE PHASE 2B RESULTS FOR ORAL VERNAKALANT

Vancouver, Canada, July 14, 2008 - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced positive clinical results from its 90-day Phase 2b study of vernakalant (oral).  The final analysis demonstrated statistically significant efficacy for the patient group receiving 500mg b.i.d. of vernakalant (oral) as compared to placebo.  The safety data from the final analysis also shows that vernakalant (oral) was well-tolerated in the atrial fibrillation population studied.

The final results demonstrated that the 500mg dosing group significantly reduced the rate of atrial fibrillation relapse as compared to placebo (two-sided log rank, p=0.0221).  The median time to recurrence of atrial fibrillation was greater than 90 days for the 500mg dosing group, compared to 27 days for the placebo group, an even stronger signal of sinus rhythm maintenance than what was seen in the interim analysis.  51% of patients in the 500mg dosing group (n=150) completed the study in normal heart rhythm compared to 37% of patients receiving placebo (n=160).  Both the 150mg (n=147) and 300mg (n=148) dosing groups also reduced the rate of atrial fibrillation relapse, but were not statistically significant when compared with placebo.  These results provide evidence of a clear dose response, with 500mg b.i.d. proving to be the effective dose to prevent the recurrence of atrial fibrillation in this trial.

“These statistically significant and clinically significant results support and enhance the results we saw in the interim analysis and Phase 2a study, while clearly demonstrating an appropriate dose to take forward into the Phase 3 program,” said Dr. Charles Fisher, Executive Vice President and Chief Medical Officer of Cardiome.  “Having observed more than a threefold increase in median time to recurrence of atrial fibrillation in patients receiving 500mg b.i.d. of vernakalant (oral), the potential therapeutic benefit of vernakalant (oral) for patients at risk of recurrent atrial fibrillation is clear.”

The safety data for all dosing groups indicates that vernakalant (oral) was well-tolerated.  There was no difference in the incidence of serious adverse events between treatment groups.  Potentially drug-related serious adverse events occurred in 0.5% of placebo patients, 1.1% of patients in the 150mg dosing group, 0.5% of patients in the 300mg dosing group and 0.5% of patients in the 500mg dosing group.  There were no cases of “Torsades de Pointes”, a well-characterized arrhythmia which is a known side effect of some current anti-arrhythmic drugs.  There were 4 deaths in the study, all unrelated to vernakalant (oral), comprising 2 patients in the placebo group, 1 patient in the 150mg dosing group and 1 patient in the 300mg dosing group.  There were no deaths in the 500mg dosing group.

“We are delighted to report clearly positive clinical results from our vernakalant (oral) program, which continue to support our belief in the exciting potential of vernakalant as a therapy for atrial fibrillation,” said Bob Rieder, Chairman and Chief Executive Officer of Cardiome.  “With 949 patients and subjects exposed to vernakalant (oral) in this development program, we now have an extensive safety and efficacy dataset to guide us as we move this exciting clinical program forward and finalize our strategic discussions with interested parties.”

The double-blind, placebo-controlled, randomized, dose-ranging study was designed to explore safety and tolerability, pharmacokinetics and efficacy of vernakalant (oral) over 90 days of dosing in patients at risk of recurrent atrial fibrillation.  Patients received a 150mg, 300mg or 500mg dose of vernakalant (oral) or placebo twice per day.  After the first 3 days, patients still in atrial fibrillation were electrically cardioverted.  Successfully cardioverted patients continued to receive vernakalant (oral) or placebo for the remainder of the 90-day trial and were monitored throughout the dosing period.  A total of 735 patients were randomized in the study, of which 605 were successfully cardioverted to sinus rhythm and entered the maintenance phase and were evaluated for efficacy.

Cardiome will hold a teleconference and webcast on Monday, July 14, 2008 at 9:00am Eastern (6:00am Pacific).  To access the conference call, please dial 416-641-6117 or 866-299-6655.  There will be a separate dial-in line for analysts on which we will respond to questions at the end of the call.  The webcast can be accessed through Cardiome’s website at www.cardiome.com.

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through August 14, 2008.  Please dial 416-695-5800 or 800-408-3053 and enter code 3266645# to access the replay.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused drug development company dedicated to the advancement and commercialization of novel treatments for disorders of the heart and circulatory system.  Cardiome is traded on the NASDAQ National Market (CRME) and the Toronto Stock Exchange (COM).  For more information, please visit our web site at www.cardiome.com.

For Further Information:
Peter K. Hofman
Senior Director, Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: phofman@cardiome.com

Forward-Looking Statement Disclaimer
Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions.  Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information.  Such factors include, among others, our stage of development, lack of product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market our products, the ability to protect our intellectual property, dependence on collaborative partners and the prospects for negotiating additional corporate collaborations or licensing arrangements and their timing.  Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties that: we may not be able to successfully develop and obtain regulatory approval for vernakalant (iv) or vernakalant (oral) in the treatment of atrial fibrillation or any other current or future products in our targeted indications; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; we rely on third parties for the continued supply and manufacture of vernakalant (iv) and vernakalant (oral) and we have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com.  Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement.  All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.